UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: January 31, 2006
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Maidenform Brands, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

560305 10 4

(CUSIP Number)

November 27, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 560305 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Corporate Opportunities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,737,351 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,737,351 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,737,351 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)

16.3% (Based on the 22,857,725 shares of Common Stock reported to be issued and outstanding as of November 20, 2006 on the Issuer’s prospectus supplement filed on November 22, 2006) (See Item 4)

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ACOF Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,737,351 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,737,351 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,737,351 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)

16.3% (Based on the 22,857,725 shares of Common Stock reported to be issued and outstanding as of November 20, 2006 on the Issuer’s prospectus supplement filed on November 22, 2006) (See Item 4)

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ACOF Operating Manager, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,737,351 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,737,351 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,737,351 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)

16.3% (Based on the 22,857,725 shares of Common Stock reported to be issued and outstanding as of November 20, 2006 on the Issuer’s prospectus supplement filed on November 22, 2006) (See Item 4)

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,737,351 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,737,351 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,737,351 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)

16.3% (Based on the 22,857,725 shares of Common Stock reported to be issued and outstanding as of November 20, 2006 on the Issuer’s prospectus supplement filed on November 22, 2006) (See Item 4)

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Partners Management Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,737,351 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,737,351 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,737,351 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9)

16.3% (Based on the 22,857,725 shares of Common Stock reported to be issued and outstanding as of November 20, 2006 on the Issuer’s prospectus supplement filed on November 22, 2006) (See Item 4)

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer Maidenform Brands, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 154 Avenue E, Bayonne, New Jersey 07002

Item 2.
(a)

Name of Person Filing
Ares Corporate Opportunities Fund, L.P.  (“ACOF”)
ACOF Management, L.P. (“ACOF Management”)
ACOF Operating Manager, L.P.  (“ACOF Operating”)
Ares Management, Inc. (“Ares Inc.”)
Ares Partners Management Company, LLC (“Ares Partners” and, together with ACOF, ACOF Management, ACOF Operating and Ares Inc., the “Ares Entities”)

	(b)	Address of Principal Business Office or, if none, Residence For each Ares Entity: 1999 Avenue of the Stars, Suite 1900 Los Angeles, CA 90067
	(c)	Citizenship For each Ares Entity: Delaware
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share
	(e)	CUSIP Number 560305 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☐
Inapplicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

ACOF directly beneficially owns the shares (the “Shares”) of common stock (the “Common Stock”) of Maidenform Brands, Inc. (the “Issuer”) reported on this Schedule 13G.  Each of the other Ares Entities, as a result of the relationships described below in Item 6, may be deemed to indirectly beneficially own the shares of common stock reported on this Schedule 13G.  Each of the Ares Entities (other than ACOF) as well as the members, managers and partners of the Ares Entities and their respective spouses, disclaims ownership of the Shares reported on this Schedule 13G and the filing of this Schedule 13G shall not be construed as an admission that any such person or entity is the beneficial owner of the Shares for the purposes of Section 16 of the Securities Exchange Act of 1934 or for any other purposes.

	(b)	Percent of class: See row 11 of pages 2-6.

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0 for all Ares Entities
		(ii)	Shared power to vote or to direct the vote 3,737,351 for all Ares Entities
		(iii)	Sole power to dispose or to direct the disposition of 0 for all Ares Entities
		(iv)	Shared power to dispose or to direct the disposition of 3,737,351 for all Ares Entities

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Inapplicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The amount reported includes 3,737,351 shares of the Common Stock of the Issuer that are held of record by the designated reporting person, ACOF.  ACOF Management is the general partner of ACOF. ACOF Operating is the general partner of ACOF Management and the manager of ACOF.  Ares Inc. is the general partner of ACOF Operating. Ares Partners directly or indirectly beneficially owns all outstanding capital stock of Ares Inc. Each of the members of Ares Partners have the right to receive dividends from, or proceeds from, the sale of investments by the Ares Entities, including the Shares, in accordance with their membership interests in Ares Partners. Under applicable law, certain of these individuals and their respective spouses may be deemed to be beneficial owners having indirect ownership of the securities owned of record by ACOF by virtue of such status.  Each of the Ares Entities (other than ACOF), as well as the members, managers and partners of the Ares Entities and their respective spouses, disclaim ownership of all shares reported herein, and the filing of this Schedule 13G shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934 or for any other purposes.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Inapplicable

Item 8.	Identification and Classification of Members of the Group
See the Joint Filing Agreement attached hereto as an Exhibit.

Item 9.	Notice of Dissolution of Group
Inapplicable

Item 10.	Certification
Inapplicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARES CORPORATE OPPORTUNITIES FUND, L.P.

By:	ACOF MANAGEMENT, L.P.,
Its General Partner

	By:	ACOF OPERATING MANAGER, L.P.,
Its General Partner

		By:	ARES MANAGEMENT, INC.,
Its General Partner

			By:	/s/ Michael Weiner
Michael Weiner
Authorized Signatory

ACOF MANAGEMENT, L.P.

By:	ACOF OPERATING MANAGER, L.P.,
Its General Partner

	By:	ARES MANAGEMENT, INC.,
Its General Partner

		By:	/s/ Michael Weiner
Michael Weiner
Authorized Signatory

ACOF OPERATING MANAGER, L.P.

By:	ARES MANAGEMENT, INC.,
Its General Partner

	By:	/s/ Michael Weiner
Michael Weiner
Authorized Signatory

ARES MANAGEMENT, INC.

By:	/s/ Michael Weiner
Michael Weiner
Authorized Signatory

ARES PARTNERS MANAGEMENT COMPANY, LLC

By:	/s/ Michael Weiner
Michael Weiner
Authorized Signatory

JOINT FILING AGREEMENT

In accordance with rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G, and all amendments thereto, and that such statement, and all amendments thereto, is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement.

ARES CORPORATE OPPORTUNITIES FUND, L.P.

By:	ACOF MANAGEMENT, L.P.,
Its General Partner

	By:	ACOF OPERATING MANAGER, L.P.,
Its General Partner

		By:	ARES MANAGEMENT, INC.,
Its General Partner

			By:	/s/ Michael Weiner
Michael Weiner
Authorized Signatory

ACOF MANAGEMENT, L.P.

By:	ACOF OPERATING MANAGER, L.P.,
Its General Partner

	By:	ARES MANAGEMENT, INC.,
Its General Partner

		By:	/s/ Michael Weiner
Michael Weiner
Authorized Signatory

ACOF OPERATING MANAGER, L.P.

By:	ARES MANAGEMENT, INC.,
Its General Partner

	By:	/s/ Michael Weiner
Michael Weiner
Authorized Signatory

ARES MANAGEMENT, INC.

By:	/s/ Michael Weiner
Michael Weiner
Authorized Signatory

ARES PARTNERS MANAGEMENT COMPANY, LLC

By:	/s/ Michael Weiner
Michael Weiner
Authorized Signatory